FIRST AMENDMENT TO THE AMENDED AND RESTATED SENIOR EXPORT AND
WORKING CAPITAL FACILITY AGREEMENT
This FIRST AMENDMENT, dated as of May 28, 2009 (this “Amendment”) to the AMENDED AND RESTATED SENIOR EXPORT AND WORKING CAPITAL FACILITY AGREEMENT, dated as of November 6, 2007 (as amended hereby and from time to time, the “Agreement”), among Gerdau Ameristeel US Inc., a corporation organized under the laws of Florida (“Ameristeel US”), GNA Partners, GP, a Delaware general partnership (“GNA Partners” and together with Ameristeel US, each, individually, a “Borrower” and, collectively, the “Borrowers”); Gerdau S.A., a corporation organized under laws of Brazil (“Gerdau”), Gerdau Ameristeel Corporation, a corporation organized under the laws Canada (“Ameristeel”), Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. (collectively, and together with Gerdau and Ameristeel, the “Guarantors”); the financial institutions party thereto from time to time (each, a “Bank” and, collectively, the “Banks”); JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”) and JPMorgan Chase Bank, N.A., as collateral agent (in such capacity, the “Collateral Agent”). Unless otherwise defined herein, terms used herein shall have the meanings assigned thereto in the Agreement.
WITNESSETH:
          WHEREAS, Gerdau acting on behalf of the Borrowers has requested an amendment to the Agreement so that certain financial covenants can, if necessary, be reset for a limited period;
          WHEREAS, the Banks are willing to agree to such reset on the terms and subject to the conditions set forth in the Agreement, as amended by this Amendment, and the Administrative Agent is willing to agree to such amendment to the Agreement; and
          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the Borrowers, the Guarantors, the Majority Banks, the Collateral Agent and the Administrative Agent hereby agree as follows:
          1. Amendment of Definitions. Effective as of the Effective Date (as defined in Section 10 hereof) Section 1.1 of the Agreement is hereby amended as follows:
(a) The definition of “GAAP” is hereby amended by deleting it in its entirety and replacing it with the following:
““GAAP” means, with respect to (a) annual financial statements delivered by the
Guarantors, US GAAP or IFRS, (b) all other financial statements delivered by the Guarantors (except Ameristeel), Brazilian GAAP or IFRS, and (c) all financial statements delivered by Ameristeel or the Borrowers, US GAAP or IFRS.”
(b) A new definition of “IFRS” is inserted in the correct alphabetical order, as follows:
Final - First Amendment to AR Term Loan - May 2009

““IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board, together with its pronouncements thereon from time to time, applied on a consistent basis.”
     (c) A new definition of “Net Interest Expense” is inserted in the correct alphabetical order, as follows:
““Net Interest Expense” means for any period, Interest Expense, less interest accrued on any deposit or bank account during such period and any other return accrued or earned on any securities account in which cash, cash equivalents or marketable securities are held during such period (but excluding foreign exchange and monetary variations).”
     (d) A new definition of “EBITDA to Net Interest Expense Ratio” is inserted in the correct alphabetical order, as follows:
““EBITDA to Net Interest Expense Ratio” means, as of any Date of Determination, the ratio (expressed as a decimal) of: (a) EBITDA for the period of the last twelve months to (b) Net Interest Expense for the period of the last twelve months.”
     (e) A new definition of “Net Debt” is inserted in the correct alphabetical order, as follows:
““Net Debt” means Total Debt of any Person minus (a) cash, cash equivalents and readily marketable securities of such Person (but only to the extent that the value of such cash equivalents and readily marketable securities can be reasonably determined on the basis of customary “marked-to-market” methodology as of such date and determined otherwise on a consolidated basis in accordance with GAAP, without duplication) and (b) the net amount of termination or liquidation payments that would be due to such Person in respect of all its Hedging Agreements at such time if all payments thereunder were to become due at such time, reasonably determined on the basis of customary “marked-to-market” methodology and determined otherwise on a consolidated basis in accordance with GAAP, without duplication.”
     (f) A new definition of “Net Debt to EBITDA Ratio” is inserted in the correct alphabetical order, as follows:
““Net Debt to EBITDA Ratio” means, as of any Date of Determination, the ratio (expressed as a decimal) of: (i) Net Debt as of such day to (ii) EBITDA for the last twelve months.”
     (g) A new definition of “Reset Date of Determination” is inserted in the correct alphabetical order, as follows:
Final - First Amendment to AR Term Loan - May 2009

““Reset Date of Determination” means the first Date of Determination to occur after the Effective Date on which (i) the ratio of Total Debt to EBITDA of Gerdau was not equal to or less than 4.0:1.0 as required in Section 8.13 of the Agreement, or (ii) the ratio of EBITDA to Interest Expense of Gerdau did not equal or exceed 3.0:1.0 as required in Section 8.14 of the Agreement, or (iii) both such ratios under Sections 8.13 and 8.14 of the Agreement were not satisfied. For the avoidance of doubt, the Reset Date of Determination will be deemed to occur on the first Date of Determination when such non-compliance occurs, regardless of the fact that such non-compliance will not be conclusively determined until such later date as the applicable certificate is delivered pursuant to Section 8.4(c).”
     (h) A new definition of “Reset Effective Period” is inserted in the correct alphabetical order, as follows:
““Reset Effective Period” means the period commencing on the Reset Date of Determination and ending on September 30, 2010; provided, however, that following the Reset Date of Determination the Borrowers may, by irrevocable notice to the Administrative Agent terminate the Reset Effective Period, such termination to be effective on and after the Date of Determination next succeeding such notice.”
     (i) A new definition of “Reset Premium” is inserted in the correct alphabetical order, as follows:
““Reset Premium” means at any time during a Reset Premium Period, the rate per annum for the Tranche A Loans, the rate per annum for the Tranche B Loans or the rate per annum for the Tranche C Loans, as applicable, set forth opposite the Rating of Gerdau at such time in the pricing grid below:

	Tranche A Reset	Tranche B Reset	Tranche C Reset
S&P Rating of Gerdau	Premium	Premium	Premium
A- or above	0.70%	0.90%	0.90%

BBB- or above but less than A-	0.80%	1.00%	1.00%

Less than BBB-	1.00%	1.20%	1.20%
(j) A new definition of “Reset Premium Period” is inserted in the correct alphabetical order, as follows:
“Reset Premium Period” means the calendar quarter from and including the Reset Date of Determination to but excluding the next succeeding Date of Determination and each subsequent Date of Determination occurring during the Reset Effective Period (including the Date of Determination occurring on September 30, 2010) to but excluding the next succeeding Date of Determination.”
Final - First Amendment to AR Term Loan - May 2009

          2. Amendments of Section 2.9. Effective as of the Effective Date, Section 2.9 of the Agreement is hereby amended by deleting Section 2.9(d) in its entirety and replacing it with the following new subsection (d) and inserting a new subsection (e) as follows:
“(d) If S&P publicly announces a change in the Rating of Gerdau, both the Applicable Margin due for the Interest Period and the Reset Premium, if any, for any Loan during which the rating change occurred shall be calculated by the Administrative Agent on a pro rata basis according to the definitions of Applicable Margin and Reset Premium and based on the number of days during such Interest Period or fiscal quarter, as applicable, that the original Rating was in effect and the number of days during such Interest Period or fiscal quarter, as applicable, that the new Rating was in effect
(e) With respect to each Reset Premium Period, the Borrowers shall pay the Reset Premium in arrears on the Loans outstanding for each day during such Reset Premium Period on the last day of such Reset Premium Period.”
          3. Amendment of Section 8.13. Effective as of the Effective Date, Section 8.13 of the Agreement is hereby amended by adding the following phrase after the numbers “4.0:1.0”:
“; provided, however, that during the Reset Effective Period, if any, Gerdau shall instead not permit the Net Debt to EBITDA Ratio calculated for any period of four fiscal quarters ending on the next occurring Date of Determination to exceed 5.0:1.0”.
          4. Amendment of Section 8.14. Effective as of the Effective Date, Section 8.14 of the Agreement is hereby amended by adding the following phrase after the numbers “3.0:1.0”:
“; provided, however, that during the Reset Effective Period, if any, Gerdau shall instead not permit the EBITDA to Net Interest Expense Ratio calculated for any period of four fiscal quarters ending on the next occurring Date of Determination to be less than 2.5:1.0”
          5. Addition of Section 8.16: Effective as of the Effective Date, Article VIII of the Agreement is hereby amended to insert a new Section 8.16 as follows:
”8.16 Total Debt. During the Reset Effective Period, Gerdau shall not permit the amount of Total Debt, as measured on any Date of Determination, to exceed U.S.$11,000,000,000 (or its equivalent in any currency other than Dollars).”
          6. Amendment of Section 10.3: Effective as of the Effective Date, Section 10.3(a) of the Agreement is hereby amended to insert a reference to Section 8.16 therein.
Final - First Amendment to AR Term Loan - May 2009

          7. Amendment of Section 13.5(a): Effective as of the Effective Date, Section 13.5(a) is hereby amended by deleting the proviso at the end thereof and adding the following phrase in place thereof:
“provided that, except as otherwise specifically provided herein, all computations determining compliance with Sections 8.13, 8.14 and 8.16, including the definitions used therein, shall utilize accounting principles and policies in conformity with those used to prepare the most recent audited annual financial statements of Gerdau delivered to the Banks pursuant to Section 8.4(a), except to the extent such principles and policies are required by Applicable Law to be changed.”
          8. Approval, Authorization and Instruction. Each Bank by its execution and delivery hereof hereby authorizes and instructs the Administrative Agent and the Collateral Agent to execute and deliver this Amendment.
          9. Representations and Warranties. Each of the Borrowers and the Guarantors, as of the date hereof and after giving effect to the amendments contained herein, hereby confirms, reaffirms and restates the representations and warranties made by it in the Agreement and otherwise in the Credit Documents to which it is a party, except for such representations and warranties limited by their terms to a specific date, all as if made on the date hereof and hereby represents and warrants to the Banks that (i) no Default or Event of Default has occurred and is continuing after giving effect to the terms hereof and (ii) the execution, delivery and performance of this Amendment and any and all other agreements, documents and instruments executed and/or delivered in connection herewith have been duly authorized by all requisite action on the part of the Borrowers and the Guarantors, constitute their legal, valid and binding obligation, enforceable against each of them in accordance with their terms and will not violate the Borrowers’ or the Guarantors’ respective organizational or governing documents.
          10. Conditions to Effectiveness. This Amendment shall become effective on the last to occur of (i) the date upon which the Administrative Agent has received counterparts hereof, duly executed and delivered by each Borrower, each Guarantor, the Collateral Agent and the Majority Banks, and (ii) payment of (A) an amendment fee to the Administrative Agent for the ratable benefit of the Banks in the amount of (x) 0.50% flat of the aggregate outstanding amount of the Loans disbursed by any Banks that execute this Amendment on or before June 8, 2009, and (y) 0.40% flat of the aggregate outstanding amount of the Loans disbursed by any Banks that execute this Amendment after June 8, 2009 but on or before June 18, 2009, in consideration of the amendments provided by this Amendment, and (B) all other reasonable and duly documented fees (including legal fees) and other amounts due and payable by the Obligors on or prior to the Effective Date (such date being the “Effective Date”). The Administrative Agent shall inform the Banks, the Borrowers and the Guarantors of the occurrence of the Effective Date.
          11. Limited Effect. The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Administrative Agent, the Collateral Agent or the Banks under the Agreement or any other Credit Document, nor constitute a waiver of any provision of the
Final - First Amendment to AR Term Loan - May 2009

Agreement or any other Credit Document. Except as expressly amended, modified and supplemented herein, all of the provisions and covenants of the Agreement and the other Credit Documents are and shall continue to remain in full force and effect in accordance with the terms thereof and are hereby in all respects ratified and confirmed. Each reference to the “Agreement” in any other document, instrument, agreement or writing shall be deemed to refer to the Agreement as amended and modified by this Amendment. The terms and conditions of the Agreement, as amended by this Amendment, constitute the entire agreement and understanding of the parties hereto with respect to its subject matter and supersede all oral communications and prior writings with respect thereto.
          12. Governing Law; Counterparts. (a) This Amendment and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York.
     (b) This Amendment may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. This Amendment may be delivered by facsimile transmission or PDF (portable document file) of the relevant signature pages hereof.
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Final - First Amendment to AR Term Loan - May 2009

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

GERDAU AMERISTEEL US INC., as a Borrower
By:	/s/ Barbara R. Smith
	Name:	Barbara R. Smith
	Title:	Vice President, CFO, Assistant Secretary

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

GNA PARTNERS, GP, as a Borrower
By:	/s/ Barbara R. Smith
	Name:	Barbara R. Smith
	Title:	CFO, Assistant Secretary

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU S.A., as a Guarantor
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer, Vice-President of Finance, Controlling and Investor Relations

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU AMERISTEEL CORPORATION, as a Guarantor
By:	/s/ Barbara R. Smith
	Name:	Barbara R. Smith
	Title:	Vice President Finance, CFO, Assistant Secretary

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU AÇOMINAS S.A., as a Guarantor
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer, Vice-President of Finance, Controlling and Investor Relations

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU ACOMINAS OVERSEAS LIMITED, as a Guarantor
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer, Vice-President of Finance, Controlling and Investor Relations

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU AÇOS LONGOS S.A., as a Guarantor
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer, Vice-President of Finance, Controlling and Investor Relations

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU AÇOS ESPECIAIS S.A., as a Guarantor
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer, Vice-President of Finance, Controlling and Investor Relations

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

GERDAU COMERCIAL DE AÇOS S.A., as a Guarantor
By:	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer, Vice-President of Finance, Controlling and Investor Relations

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

JPMORGAN CHASE BANK, N.A., as Administrative Agent
By:	/s/ Pablo Ogarrio
	Name:	Pablo Ogarrio
	Title:	Vice President

JPMORGAN CHASE BANK, N.A., as Collateral Agent
By:	/s/ Pablo Ogarrio
	Name:	Pablo Ogarrio
	Title:	Vice President

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

JPMORGAN CHASE BANK, N.A., as a Bank
By:	/s/ Pablo Ogarrio
	Name:	Pablo Ogarrio
	Title:	Vice President

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., as a Bank
By:	/s/ Rodolfo Hare
	Name:	Rodolfo Hare
	Title:	Vice President, Global Corporate Banking

By:	/s/ Christian Aguirre
	Name:	Christian Aguirre
	Title:	Assistant Vice President, International Corporate Banking

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO BRADESCO S.A. — NEW YORK BRANCH, as a Bank
By:	/s/ Maiso de Oliveira
	Name:	Maiso de Oliveira
Title:

By:	/s/ Mauro Lopes
	Name:	Mauro Lopes
Title:

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO DO BRASIL SA NEW YORK BRANCH, as a Bank
By:	/s/ Daniel Alves Maria
	Name:	Daniel Alves Maria
	Title:	Deputy General Manager

By:	/s/ Daniel Faria Costa
	Name:	Daniel Faria Costa
	Title:	Deputy General Manager

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO ESPANOL DE CREDITO S.A., as a Bank
By:	/s/ Carlos Santamaria
	Name:	Carlos Santamaria
	Title:	Executive Vice President & General Manager

By:	/s/ Juan Galan
	Name:	Juan Galan
	Title:	Senior Vice President

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO ITAU BBA S.A. — NASSAU BRANCH, as a Bank
By:	/s/ Sergio Alves da Silva
	Name:	Sergio Alves da Silva
	Title:	Attorney-In-Fact

By:	/s/ Esther Maria Ferrando
	Name:	Esther Maria Ferrando
	Title:	Attorney-In-Fact

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO ITAU EUROPA S.A. — SUCURSAL FINANCEIRA INTERNACIONAL, as a Bank
By:	/s/ Andre Luiz Helmeister
	Name:	Andre Luiz Helmeister
	Title:	Member of the Executive Board

By:	/s/ Mauro Morelli
	Name:	Mauro Morelli
	Title:	Member of the Executive Board

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BANCO SANTANDER S.A., as a Bank
By:	/s/ Jose Luis Diaz Casson
	Name:	Jose Luis Diaz Casson
	Title:	Vice President

By:	/s/ Carmen Velasquez Schuchmann
	Name:	Carmen Velasquez Schuchmann
	Title:	Associate

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BANK OF AMERICA, N.A., as a Bank
By:	/s/ W. Thomas Barnett
	Name:	W. Thomas Barnett
	Title:	Senior Vice President

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD, as a Bank
By:	/s/ Makoto Kinoshita
	Name:	Makoto Kinoshita
	Title:	VP & Manager

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BAYERISCHE LANDESBANK, NEW YORK BRANCH, as a Bank
By:	/s/ Gina Hoey
	Name:	Gina Hoey
	Title:	Vice President

By:	/s/ Nikolen von Mengden
	Name:	Nikolen von Mengden
	Title:	Senior Vice President

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BMO CAPITAL MARKETS FINANCING INC., as a Bank
By:	/s/ Thad Rasche
	Name:	Thad Rasche
	Title:	Director

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

BNP PARIBAS, as a Bank
By:	/s/ Jeffrey Stufsky
	Name:	Jeffrey Stufsky
	Title:	Managing Director

By:	/s/ Osvaldo Manzan
	Name:	Osvaldo Manzan
	Title:	Vice President

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

CAIXA GERAL DE DEPOSITOS, NEW YORK BRANCH, as a Bank
By:	/s/ Pedro McCarthy da Cunha
	Name:	Pedro McCarthy da Cunha
	Title:	General Manager

By:	/s/ Dale Prusinowski
	Name:	Dale Prusinowski
	Title:	Deputy General Manager

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID MIAMI AGENCY, as a Bank
By:	/s/ Jesus Miramon
	Name:	Jesus Miramon
	Title:	Deputy General Manager

By:	/s/ Jose Cueto
	Name:	Jose Cueto
	Title:	Senior VP & Deputy General Manager

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

CALYON NEW YORK BRANCH, as a Bank
By:	/s/ Kevin Flood
	Name:	Kevin Flood
	Title:	Vice President

By:	/s/ David Rigaud
	Name:	David Rigaud
	Title:	Managing Director

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, as a Bank
By:	/s/ Caroline Adams
	Name:	Caroline Adams
	Title:	Authorized Signatory

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

CITIBANK, N.A., as a Bank
By:	/s/ Brian Ike
	Name:	Brian Ike
	Title:	Director

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

COÖPERATIEVE CENTRALE RAIFFEISENBOERENLEENBANK B.A., “RABOBANK NEDERLAND”, NEW YORK BRANCH, as a Bank
By:	/s/ Brett Delfino
	Name:	Brett Delfino
	Title:	Executive Director

By:	/s/ Ian Reece
	Name:	Ian Reece
	Title:	Managing Director

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

DEKABANK DEUTSCHE GIROZENTRALE, as a Bank
By:	/s/ Wolfgang Kampken
	Name:	Wolfgang Kampken
	Title:	First Vice President

By:	/s/ Elke Bayer
	Name:	Elke Bayer
	Title:	Vice President

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

DEUTSCHE BANK AG NEW YORK, as a Bank
By:	/s/ Joao Luiz A. Galvao
	Name:	Joao Luiz A. Galvao
	Title:	Director

By:	/s/ Stephen Atallah
	Name:	Stephen Atallah
	Title:	Managing Director

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

DZ BANK AG DEUTSCHE ZENTRALGENOSSENSCHAFTSBANK, FRANKFURT AM MAIN, as a Bank
By:	/s/ Marc Wersche
	Name:	Marc Wersche
	Title:	Vice President

By:	/s/ Olaf Kleinstuck
	Name:	Olaf Kleinstuck
	Title:	SVP

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

HSBC BANK USA, NATIONAL ASSOCIATION, as a Bank
By:	/s/ Adam Hendley
	Name:	Adam Hendley
	Title:	Vice President

By:	/s/ William S. Edge III
	Name:	William S. Edge III
	Title:	Managing Director

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

ING BANK N.V. — AMERSTERDAM, as a Bank
By:	/s/ Mauro Rego
	Name:	Mauro Rego
	Title:	Attorney-In-Fact

By:	/s/ Luis Carlos Fabozzi
	Name:	Luis Carlos Fabozzi
	Title:	Attorney-In-Fact

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

Intesa Sanpaolo S.p.A. New York Branch, as a Bank
By:	/s/ Barbara J. Bassi
	Name:	Barbara J. Bassi
	Title:	Vice President

By:	/s/ Francesco Di Mario
	Name:	Francesco Di Mario
	Title:	FVP, Credit Manager

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

KFW IPEX-Bank GmbH, as a Bank
By:	/s/ Petermann
	Name:	Petermann
	Title:	FVP

By:	/s/ Haufer
	Name:	Haufer
	Title:	FVP

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

LANDESBANK BADEN-WUERTTEMBERG MAINZ, as a Bank
By:	/s/ Katrin Pielhau
	Name:	Katrin Pielhau
	Title:	Authorised Signatory

By:	/s/ Eva Kleibscheidel
	Name:	Eva Kleibscheidel
	Title:	FVP

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

LANDESBANK BADEN-WUERTTEMBERG NEW YORK AND/OR GRAND CAYMAN ISLANDS BRANCHES, as a Bank
By:	/s/ Francois Delangle
	Name:	Francois Delangle
	Title:	Vice President

By:	/s/ Konrad Kestering
	Name:	Konrad Kestering
	Title:	AVP

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

MEGA INTERNATIONAL COMMERCIAL BANK CO., LTD, NEW YORK BRANCH, as a Bank
By:	/s/ Tsang-Pei Hsu
	Name:	Tsang-Pei Hsu
	Title:	VP & Deputy GM

By:
Name:
Title:

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

MERCANTIL COMMERCEBANK N.A., as a Bank
By:	/s/ Fernando Mesid
	Name:	Fernando Mesid
	Title:	Vice President

By:
Name:
Title:

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

MIZUHO CORPORATE BANK LTD., as a Bank
By:	/s/ David Napoli Costa
	Name:	David Napoli Costa
	Title:	Deputy General Manager

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

REGIONS FINANCIAL CORPORATION, as a Bank
By:	/s/ April Monteith
	Name:	April Monteith
	Title:	Vice President

By:
Name:
Title:

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

SCOTIABANC INC., as a Bank
By:	/s/ J.F. Todd
	Name:	J.F. Todd
	Title:	Managing Director

By:	/s/ R. Blackwood
	Name:	R. Blackwood
	Title:	Director

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

SOCIETE GENERALE, as a Bank
By:	/s/ Chin Eav EAP
	Name:	Chin Eav EAP
	Title:	Managing Director, Global Head of structured Commodity and Mining Finance, Natural Resources Group

By:	/s/ Marie-Christine Ducholet
	Name:	Marie-Christine Ducholet
	Title:	Global Head of Strategic & Acquisition Finance

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

STANDARD CHARTERED BANK, as a Bank
By:	/s/ Edward L. Hogan
	Name:	Edward L. Hogan
	Title:	Managing Director

By:	/s/ Robert K. Reddington
	Name:	Robert K. Reddington
	Title:	AVP/Credit Documentation, Credit Risk Control

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

SUMITOMO MITSUI BANKING CORPORATION, as a Bank
By:	/s/ Masakazu Hasegawa
	Name:	Masakazu Hasegawa
	Title:	General Manager

By:
Name:
Title:

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement

WESTLB AG, NEW YORK BRANCH, as a Bank
By:	/s/ Antonio Pichardo
	Name:	Antonio Pichardo
	Title:	Director

By:	/s/ Sonja Kardorf
	Name:	Sonja Kardorf
	Title:	Managing Director

Signature Page to the First Amendment to the
Amended and Restated Senior Export and Working Capital Facility Agreement